For Immediate Release

Nordion Reports Second Quarter Fiscal 2014 Financial Results

•	Revenue of $74.7 million in Q2 2014, increased 33% from Q2 2013

•	GAAP earnings per share (EPS) of $0.11 in Q2 2014 versus $0.01 in Q2 2013. Non-GAAP adjusted EPS of $0.22 in Q2 2014, up from non-GAAP adjusted EPS of $0.08 in Q2 2013

•	2014 fiscal year financial outlook remains as previously announced

Nordion reports in U.S. dollars unless otherwise specified

OTTAWA, CANADA – June 2, 2014 – Nordion Inc. (TSX:NDN) (NYSE:NDZ), a leading provider of products and services to the global health science market, today reported results for the second quarter of fiscal 2014. The Company generated $74.7 million in revenue for the second quarter of fiscal 2014, an increase of $18.6 million, or 33%, from revenue of $56.1 million for the same period in fiscal 2013. The 2014 fiscal year financial outlook remains as previously announced on April 24, 2014.

Nordion had GAAP net income of $6.7 million in the second quarter of fiscal 2014, compared with a GAAP net income of $0.7 million in the second quarter of fiscal 2013. Excluding the specified items shown on the attached non-GAAP reconciliation table, adjusted net income for the second quarter increased to $13.5 million from adjusted net income of $4.8 million during the same period in the previous fiscal year. GAAP EPS of $0.11 was recorded in the second quarter of fiscal 2014 versus $0.01 in the same period last fiscal year. Excluding the specified items shown on the attached non-GAAP reconciliation table, second quarter adjusted non-GAAP EPS increased to $0.22 compared with $0.08 non-GAAP EPS in the second quarter of fiscal 2013. Although not adjusted in Nordion’s non-GAAP EPS, the U.S.-Canadian dollar currency exchange fluctuations had a negative non-cash after-tax impact of $0.08 per share on second quarter fiscal 2014 EPS.

“Nordion delivered strong results in its second quarter, in line with our expectations,” said Mr. Steve West, Chief Executive Officer, Nordion Inc. “We continue to focus and execute on opportunities in both our Sterilization Technologies and Medical Isotopes businesses.”

Consolidated Financial Results

GAAP	Three months ended April 30			Six months ended April 30
(thousands of U.S. dollars, except when noted)	2014	2013	% Change	2014	2013	% Change
Revenues	$74,700	$56,089	33%	$145,520	$109,753	33%

Gross margin	54%	53%	1%	53%	53%	-

Net income	$6,700	$731	817%	$41,967	$462	8984%
Diluted earnings per share	$0.11	$0.01	1000%	$0.68	$0.01	6700%

Cash and cash equivalents	$332,665	$81,534	308%	$332,665	$81,534	308%

Weighted average number of Common shares outstanding – diluted (thousands of shares)	62,388	61,909	1%	62,195	61,909	-

Non-GAAP1
	Three months ended April 30			Six months ended April 30
(thousands of U.S. dollars, except when noted)	2014	2013	% Change	2014	2013	% Change
Adjusted net income	$13,475	$4,834	179%	$50,017	$7,712	549%

Adjusted diluted earnings per share	$0.22	$0.08	175%	$0.80	$0.12	567%
1 See Non-GAAP reconciliation table at the end of this release

Second Quarter Fiscal 2014 Segment Results

Sterilization Technologies
Sterilization Technologies revenue for the second quarter of fiscal 2014 of $33.8 million increased by $13.6 million or 67% compared with the second quarter of fiscal 2013. Revenue from Cobalt of $33.7 million in the second quarter of fiscal 2014 increased by $13.6 million or 68% from the same period last year due to increased shipments of Cobalt-60 (Co-60). The increase was in-line with the Company’s previous outlook and was attributable to increased shipments of Co-60, higher sealed sources shipments and a shift in customer mix to customers that pay a higher price for Co-60. These increases were partially offset by unfavourable foreign exchange as a result of the weakening Canadian dollar compared to the U.S. dollar.

Sterilization-Other revenue of $0.1 million remained relatively flat in the second quarter of fiscal 2014, compared with the second quarter of fiscal 2013.
As previously announced, Nordion has had increased requests for shipments of incremental Co-60 during Q2 2014 from existing customers for sites that Nordion does not typically supply, and from certain new customers. Nordion has also become aware that a competitor supplier has indicated that it is discontinuing supply of Co-60. Nordion believes that the actual producer of the Co-60, who previously provided Co-60 to the discontinuing supplier, is maintaining or increasing its inventory of Co-60 and is economically motivated to sell directly to customers or to find another distribution partner for the sale of its Co-60.  Nordion has become aware that a number of its customers have been directly approached regarding the supply of Co-60 and that some of Nordion’s customers may have already ordered Co-60 from this source.  The Company believes this source has the infrastructure and licenses to supply Co-60, replacing the previous supplier in whole or in part.  Nordion understands that the actual Co-60 producer is marketing its supply of Co-60 and Co-60 supply from the actual Co-60 producer is expected to re-enter the market; however, at this time, Nordion cannot accurately determine when and to what extent the supply of such Co-60 will replace the supply provided by the competitor who is discontinuing its supply.

As previously indicated, Nordion currently expects Sterilization Technologies revenues in fiscal 2014 to increase by approximately 35% to 40% compared with fiscal 2013, up from the Company’s previous outlook of an increase of 10% to 15% due to the increased requests for Co-60 in the second fiscal quarter and the change in Co-60 global supply dynamics. The Company continues to believe that this current increase in requests for shipments from Nordion is likely not permanent.

Medical Isotopes
Medical Isotopes revenue in the second quarter of fiscal 2014 of $40.9 million, increased by $18.1 million or 80%, compared with the second quarter of fiscal 2013. Reactor isotopes revenue of $31.5 million in the second quarter of fiscal 2014 increased by $14.4 million, or 84%, from the same period last year primarily due to additional orders of Mo-99 received as a result of supply interruptions affecting some of Nordion’s competitors. The primary reactor in Europe that supplies certain of the Company’s competitors was shutdown in October 2013 and returned to service in February 2014. In addition, a competitor in South Africa that supplies Mo-99 returned to service in January 2014 after its supply interruption that started in November 2013.

As a result of the additional orders received due to competitor supply disruptions, and as previously indicated, Nordion expects fiscal 2014 revenue for Reactor isotopes to increase by approximately 45% from the previous fiscal year, approximately 5% higher than the Company’s previous fiscal 2014 outlook.

Cyclotron isotopes revenue of $4.7 million increased by $0.9 million, or 23%, in the second quarter of fiscal 2014, compared with the same period of the prior year primarily due to an increase of Sr-82 sales, which Nordion resumed selling in April 2013.

Contract Manufacturing revenue of $4.7 million increased by $2.9 million, or 163%, in the second quarter of fiscal 2014, compared with the same period of the prior year mainly due to the contract manufacturing of TheraSphere® for BTG plc subsequent to the sale of the Targeted Therapies business in July 2013.

Corporate and Other
Corporate and Other segment loss was $9.7 million in the second quarter of fiscal 2014, down $7.5 million compared with a segment loss of $2.2 million in the second quarter of fiscal 2013. The increase primarily represents an increase in G&A costs associated with central functions previously allocated to Targeted Therapies, higher stock based compensation primarily reflecting our share price increase and retention incentives related to strategic review matters.  This increase was also attributable to foreign exchange losses in the quarter as a result of the revaluation of Nordion’s cash and cash equivalents in U.S. dollars held in a Canadian dollar functional currency entity.

A full copy of Nordion’s first quarter fiscal 2014 Management’s Discussion and Analysis and the financial statements and notes can be downloaded at www.nordion.com/investors.

About Nordion Inc.
Nordion Inc. (TSX:NDN) (NYSE:NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes and sterilization technologies that benefit the lives of millions of people in more than 40 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has over 400 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at twitter.com/NordionInc.

Non-GAAP Information

To supplement the financial measures prepared in accordance with generally accepted accounting principles (GAAP), the company uses non-GAAP financial measures such as adjusted net income and adjusted earnings per share. Non-GAAP financial measures exclude certain items, such as strategic review costs, internal investigation costs, restructuring charges,  change in fair value of embedded derivatives, and tax effects on adjusted items. Management uses non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. By disclosing non-GAAP financial measures, management intends to provide investors with a meaningful, consistent comparison of the company's core operating results and trends for the periods presented. Non-GAAP financial measures are not prepared in accordance with GAAP. Therefore, the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP.

Caution Concerning Forward-Looking Statements
This release contains forward-looking statements, within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to: the Company’s outlook on Sterilization Technologies and the demand and supply dynamics of Cobalt-60, including the discontinuance of a competitor’s supply of Co-60 and the re-entry of such supply into the market; the Company’s supply of and customer demand for reactor-based medical isotopes; the Company’s forecasts and outlook, including with respect to revenue for Sterilization Technologies and Reactor isotopes; and more generally statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and similar words and expressions are also intended to identify forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic, regulatory and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Accordingly, this release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in our 2013 Annual Information Form (AIF) and our 2014 Management Information Circular (Circular) and our success in anticipating and managing those risks. Our 2013 AIF, our 2014 Circular, and our other filings with the Canadian provincial securities commissions and the US Securities and Exchange Commission are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Nordion’s website at www.nordion.com. We caution readers not to place undue reliance on the Company’s forward-looking statements, as a number of factors could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

CONTACTS:
INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

MEDIA:
Tamra Benjamin
(613) 592-3400 x 1022
tamra.benjamin@nordion.com

Segment Financial Results (with reconciliation to net income)

	Three months ended April 30			Six month ended April 30
(thousands of U.S. dollars, except per share amounts)	2014	2013	% Change	2014	2013	% Change
Revenues
Sterilization Technologies	$33,818	$20,194	67%	$52,971	$36,624	45%
Medical Isotopes	40,882	22,745	80%	92,549	47,941	93%
Targeted Therapies	-	13,150	(100%)	-	25,188	(100%)
Consolidated segment revenues	$74,700	$56,089	33%	$145,520	$109,753	33%

Segment earnings (loss)
Sterilization Technologies	$15,403	$6,415	140%	$22,477	$9,931	126%
Medical Isotopes	16,027	5,174	210%	41,085	12,113	239%
Targeted Therapies	-	1,062	(100%)	-	2,492	(100%)
Corporate and Other	(9,729)	(2,210)	(340%)	3,431	(5,027)	168%
Total segment earnings	$21,701	$10,441	108%	$66,993	$19,509	243%

Depreciation and amortization	2,579	3,054	(16%)	4,871	6,334	(23%)
Restructuring charges, net	14	41	(66%)	57	52	10%
Strategic review costs	7,632	616	1139%	8,463	616	1274%
Internal investigation costs	1,151	4,510	(74%)	1,681	8,634	(81%)
Change in fair value of embedded derivatives	268	493	(46%)	570	206	177%
AECL arbitration and legal costs	-	131	(100%)	-	633	(100%)
Litigation settlement loss	-	1,300	(100%)	-	1,300	(100%)
Pension settlement loss	-	-	-	-	7,003	(100%)
Loss on Celerion note receivable	-	-	-	-	218	(100%)
Recovery from previously written off investments	-	(814)	(100%)	-	(814)	(100%)
Operating income (loss)	$10,057	$1,110	806%	$51,351	$(4,673)	(1199%)

Net interest income	367	110	234%	878	638	38%
Income tax (expense) recovery	(3,724)	(489)	662%	(10,262)	4,497	(328%)
Net income	$6,700	$731	817%	$41,967	$462	8984%

Non-GAAP Reconciliation
Three months ended April 30				Six months ended April 30
(thousands of U.S. dollars, except per share amounts)	2014	2013	% Change	2014	2013	% Change
Net income	$6,700	$731	817%	$41,967	$462	8984%
Adjusted for specified items:
Strategic review costs	7,632	616	1139%	8,463	616	1274%
Internal investigation costs	1,151	4,510	(74%)	1,681	8,634	(81%)
Restructuring charges, net	14	41	(66%)	57	52	10%
Change in fair value of embedded derivatives	268	493	(46%)	570	206	177%
AECL arbitration and legal fees	-	131	(100%)	-	633	(100%)
Litigation settlement loss	-	1,300	(100%)	-	1,300	(100%)
Recovery from previously written off investments	-	(814)	(100%)	-	(814)	(100%)
Loss on Celerion note receivable	-	-	-	-	218	(100%)
Pension settlement loss	-	-	-	-	7,003	(100%)
Tax effect on specified items listed above	(2,290)	(1,690)	36%	(2,721)	(4,598)	(41%)
Change in reserve for uncertain tax positions	-	(4,805)	(100%)	-	(13,190)	(100%)
Provision to previously filed returns	-	6,589	(100%)	-	5,652	(100%)
Valuation allowance on deferred tax assets	-	(2,268)	(100%)	-	1,538	(100%)
Adjusted net income	$13,475	$4,834	179%	$50,017	$7,712	549%

Diluted earnings per share	$0.11	$0.01	1000%	$0.68	$0.01	6700%
Adjusted diluted earnings per share	$0.22	$0.08	175%	$0.80	$0.12	567%
Weighted average number of Common shares outstanding – diluted (thousands of shares)	62,388	61,909	1%	62,195	61,909	-

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION [UNAUDITED]	April 30	October 31
(thousands of U.S. dollars, except share amounts)	2014	2013
ASSETS
Current assets
Cash and cash equivalents	$332,665	$323,099
Accounts receivable	41,195	29,456
Notes receivable	45,803	3,836
Inventories	39,192	47,371
Income taxes recoverable	942	834
Current portion of deferred tax assets	653	619
Other current assets	4,226	2,783
Total current assets	464,676	407,998

Restricted cash	41,219	40,824
Property, plant and equipment, net	44,116	47,146
Deferred tax assets	56,406	62,873
Long-term investments	1,450	1,450
Other long-term assets	17,789	56,760
Total assets	$625,656	$617,051
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$18,182	$25,458
Accrued liabilities	40,837	41,408
Income taxes payable	7,313	9,756
Current portion of long-term debt	37,891	3,948
Current portion of deferred revenue	1,745	1,720
Total current liabilities	105,968	82,290

Long-term debt	174	36,493
Deferred revenue	-	842
Long-term income taxes payable	2,060	2,067
Other long-term liabilities	38,191	35,783
Total liabilities	146,393	157,475

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: 61,909,301	252,168	252,168
Additional paid-in capital	86,501	86,147
Accumulated retained earnings (deficit)	13,645	(28,322)
Accumulated other comprehensive income	126,949	149,583
Total shareholders’ equity	479,263	459,576
Total liabilities and shareholders’ equity	$625,656	$617,051

Please refer to the complete set of Consolidated Financial Statements for Q2 2014

CONSOLIDATED STATEMENTS OF OPERATIONS	Three months ended		Six months ended
[UNAUDITED]	April 30		April 30
(thousands of U.S. dollars, except per share amounts)	2014	2013	2014	2013
Revenues	$74,700	$56,089	$145,520	$109,753
Costs and expenses
Direct cost of revenues	34,617	26,157	67,987	52,016
Selling, general and administration	21,378	23,091	35,815	44,324
Depreciation and amortization	2,579	3,054	4,871	6,334
Restructuring charges	14	41	57	52
Change in fair value of embedded derivatives	268	493	570	206
Other expenses (income), net	5,787	2,143	(15,131)	11,494
Total costs and expenses	64,643	54,979	94,169	114,426
Operating income (loss)	10,057	1,110	51,351	(4,673)
Interest expense	(843)	(893)	(1,624)	(2,216)
Interest income	1,210	1,003	2,502	2,854
Income (loss) before income taxes	10,424	1,220	52,229	(4,035)
Income tax expense (recovery)	3,724	489	10,262	(4,497)
Net income	$6,700	$731	$41,967	$462

Basic and diluted earnings per share	$0.11	$0.01	$0.68	$0.01

Please refer to the complete set of Consolidated Financial Statements for Q2 2014

CONSOLIDATED STATEMENTS OF CASH FLOWS [UNAUDITED]	Three months ended April 30		Six months ended April 30
(thousands of U.S. dollars)	2014	2013	2014	2013
Operating activities
Net income	$6,700	$731	$41,967	$462
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Items not affecting current cash flows	16,268	4,336	4,492	17,145
Changes in operating assets and liabilities	(6,726)	(10,164)	(26,744)	(8,592)
Cash provided by (used in) operating activities	16,242	(5,097)	19,715	9,015
Investing activities
Purchase of property, plant and equipment	(684)	(855)	(3,005)	(953)
(Increase) decrease in restricted cash	(3,601)	832	(3,177)	(35,327)
Cash used in investing activities	(4,285)	(23)	(6,182)	(36,280)
Financing activities
Cash used in financing activities	-	-	-	-
Effect of foreign exchange rate changes on cash and cash equivalents	1,211	(860)	(3,967)	(561)
Net increase (decrease) in cash and cash equivalents during the period	13,168	(5,980)	9,566	(27,826)
Cash and cash equivalents, beginning of period	319,497	87,514	323,099	109,360
Cash and cash equivalents, end of period	$332,665	$81,534	$332,665	$81,534

Please refer to the complete set of Consolidated Financial Statements for Q2 2014

SOURCE: Nordion